Exhibit 99.1

ICON Reports First Quarter 2022 Results

Highlights

  Record net business wins in the quarter of $2,426 million; a net book to bill of 1.28.
  Closing backlog of $19.6 billion, an increase of 2.7% on Q4 2021 or an increase of 9.8% year over year on a Combined Company basis.
  Quarter 1 revenue of $1,902 million representing a year on year increase of 121.6%. On a Combined Company basis, Quarter 1 revenue increased 6.1% year over year and 7.8% on a constant dollar basis.
  Adjusted EBITDA of $340.6 million or 17.9% of revenue, a year on year increase of 124.5%.
  Adjusted net income attributable to the Group was $228.0 million or $2.76 per diluted share.
  GAAP net income attributable to the Group for Quarter 1 of $112.0 million.
  Days sales outstanding reduced to 35 days from 49 days at March 31, 2021 on a comparable basis.
  $300 million early repayment made on Term Loan B debt. Net debt balance of $4.58 billion with Net Debt to Adjusted EBITDA of 3.3x.
  $100 million worth of stock repurchased at an average price of $237.76.
  Full year 2022 revenue guidance reaffirmed in the range of $7,770 - $8,050 million, representing a year over year increase of 41.8% to 46.9%. Full year 2022 adjusted earnings per share guidance reaffirmed in the range of $11.55 - $11.95. Adjusted earnings per share to exclude amortization, stock compensation, foreign exchange and transaction-related / integration-related adjustments.

DUBLIN--(BUSINESS WIRE)--April 27, 2022--ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organisation, today reported its financial results for the first quarter ended March 31, 2022.

CEO Dr. Steve Cutler commented, “ICON had a strong start to the year in the first quarter. We saw solid demand across customer segments, resulting in another quarter of record net business wins, and a book to bill of 1.28x. Financial performance was driven by constant currency revenue growth of 8% and adjusted EBITDA growth of 19% year over year on a combined company basis, resulting in an impressive 27% growth in earnings per share from quarter one 2021. In addition, further progress was made on our debt pay down with a $300 million early repayment on the Term Loan B facility, bringing our Net Debt to adjusted EBITDA ratio down further to 3.3x.”

Dr. Cutler added, “Given the positive demand environment in clinical development and backlog growth realized in quarter one, we are reaffirming our revenue guidance of $7,770 - $8,050 million, and adjusted earnings per share guidance of $11.55 – $11.95 for the full year 2022.”

First Quarter 2022 Results

Gross business wins in the first quarter were $2,783 million and cancellations were $357 million. This resulted in net business wins of $2,426 million and a book to bill of 1.28.

Revenue for Quarter 1 was $1,901.8 million. This represents a year on year increase of 121.6% or 125.0% on a constant currency basis.

GAAP net income attributable to the Group was $112.0 million. Adjusted net income attributable to the Group for the quarter was $228.0 million resulting in an adjusted diluted earnings per share of $2.76 compared to $2.17 per share for Quarter 1 2021.

Adjusted EBITDA for Quarter 1 was $340.6 million or 17.9% of revenue, a year on year increase of 124.5%.

Cash generated from operating activities for the quarter was $226.9 million. During the quarter, $19.6 million was spent on capital expenditure. At March 31, 2022, the Group had cash and cash equivalents of $559.1 million, compared to cash and cash equivalents of $752.2 million at December 31, 2021 and $942.5 million at March 31, 2021. During the quarter, a $300 million Term Loan B payment was made resulting in a net indebtedness balance of $4.58 billion at year end. Additionally, during the quarter $100 million worth of stock repurchased at an average price of $237.76.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income attributable to the Group and adjusted diluted earnings per share attributable to the Group. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

To assist investors and analysts with year-over-year comparability for the merged business, we have included Combined Company information. These measures include financial information that combines the stand-alone ICON plc and PRA Health Sciences, Inc. information for revenue and Adjusted EBITDA, and other metrics as if the merger had taken place on January 1, 2020, with conforming adjustments to the current year presentation. Specifically, these financials represent the simple addition of the historical adjusted financials of each company. These combined financials are not intended to represent pro forma financial statements prepared in accordance with GAAP or Regulation S-X.

ICON will hold a conference call tomorrow, April 28th, 2022 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Our full-year 2022 guidance measures (other than revenue) are provided on a non-GAAP basis without a reconciliation to the most directly comparable GAAP measure because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. Such items include, but are not limited to, transaction-related / integration-related expenses, restructuring and related expenses, and other items not reflective of the company's ongoing operations.

ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 39,300 employees in 138 locations in 53 countries as at March 31, 2022. For further information about ICON, visit: www.iconplc.com.

ICON/ICLR-F

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND MARCH 31, 2021

(UNAUDITED)

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands except share and per share data)

Revenue	$ 1,901,764	$ 858,198

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,378,467	626,244
Selling, general and administrative expense	195,261	86,034
Depreciation and amortization	141,405	17,405
Transaction and integration-related expenses	12,085	12,501
Restructuring	4,207	—

Total costs and expenses	1,731,425	742,184

Income from operations	170,339	116,014
Interest income	127	257
Interest expense	(44,425)	(2,727)

Income before provision for income taxes	126,041	113,544
Provision for income taxes	(13,286)	(16,148)

Income before share of earnings from equity method investments	112,755	97,396
Share of equity method investments	(785)	(274)

Net income attributable to the Group	$ 111,970	$ 97,122

Net income per Ordinary Share attributable to the Group:

Basic	$ 1.37	$ 1.84
Diluted	$ 1.36	$ 1.82

Weighted average number of Ordinary Shares outstanding:

Basic	81,463,303	52,811,460
Diluted	82,613,098	53,310,453

ICON plc

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT 31 MARCH 31, 2022 AND DECEMBER 31, 2021

(UNAUDITED)

	March 31, 2022	December 31, 2021
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$ 559,098	$ 752,213
Available for sale investments	1,712	1,712
Accounts receivable, net of allowance for credit losses	1,371,409	1,342,770
Unbilled revenue	674,509	623,121
Other receivables	60,233	56,760
Prepayments and other current assets	151,140	114,323
Income taxes receivable	52,245	50,299
Total current assets	2,870,346	2,941,198

Non-current Assets:
Property, plant and equipment, net	322,546	336,444
Goodwill	9,027,983	9,037,931
Intangible assets	4,592,587	4,710,843
Operating right-of-use assets	187,295	198,123
Other receivables	66,310	70,557
Income taxes receivable	13,841	18,637
Deferred tax asset	54,362	48,392
Equity method investments	1,588	2,373
Investments in equity- long term	25,996	22,592
Total Assets	$ 17,162,854	$ 17,387,090
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$ 63,508	$ 90,764
Unearned revenue	1,300,980	1,323,961
Other liabilities	1,081,150	949,629
Income taxes payable	40,644	59,433
Current bank credit lines and loan facilities	55,150	55,150
Total current liabilities	2,541,432	2,478,937
Non-current Liabilities:
Bank credit lines and loan facilities	5,086,943	5,381,162
Lease liabilities	154,345	159,483
Other liabilities	38,170	42,596
Income taxes payable	214,748	172,109
Deferred tax liability	1,057,899	1,085,976
Total Liabilities	9,093,537	9,320,263

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
81,293,012 shares issued and outstanding at March 31, 2022 and
81,554,683 shares issued and outstanding at December 31, 2021	6,622	$ 6,640
Additional paid‑in capital	6,760,238	$ 6,733,910
Other undenominated capital	1,162	1,134
Accumulated other comprehensive income	(126,755)	(90,937)
Retained earnings	1,428,050	1,416,080
Total Shareholders' Equity	8,069,317	8,066,827
Total Liabilities and Equity	$ 17,162,854	$ 17,387,090

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND MARCH 31, 2021

(UNAUDITED)

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands)
Cash flows from operating activities:
Net income	$ 111,970	$ 97,122
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	141,405	19,837
Impairment of long lived assets	3,574	—
Reduction in carrying value of right-of-use assets	13,077	4,683
Loss on equity method investments	785	274
Charge on interest rate hedge	—	56
Amortization of financing costs and debt discount	5,781	139
Stock compensation expense	18,903	6,394
Deferred tax benefit	(34,702)	(664)
Unrealised foreign exchange gain	(7,323)	(1,060)
Other non-cash items	(2,895)	(744)
Changes in assets and liabilities:
Accounts receivable	(35,461)	52,015
Unbilled revenue	(55,427)	11,796
Unearned revenue	(16,812)	(50,079)
Other net assets	84,041	(27,849)
Net cash provided by operating activities	226,916	111,920
Cash flows from investing activities:
Purchase of property, plant and equipment	(19,632)	(8,704)
Sale/ (purchase) of investments in equity - long term	96	(599)
Net cash used in investing activities	(19,536)	(9,303)
Cash flows from financing activities:
Proceeds from exercise of equity compensation	7,491	5
Share issue costs	(3)	(5)
Repurchase of ordinary shares	(99,983)	—
Share repurchase costs	(17)	—
Repayment of bank credit lines and loan facilities	(300,000)	—
Net cash used in by financing activities	(392,512)	—
Effect of exchange rate movements on cash	(7,983)	(467)
Net increase in cash and cash equivalents	(193,115)	102,150
Cash and cash equivalents at beginning of period	752,213	840,305
Cash and cash equivalents at end of period	$ 559,098	$ 942,455

RECONCILIATION OF NON-GAAP MEASURES

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND MARCH 31, 2021

(UNAUDITED)

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands except share and per share data)

Adjusted EBITDA
Net income attributable to the Group	$ 111,970	$ 97,122
Share of equity method investments	785	274
Provision for income taxes	13,286	16,148
Net interest expense (a)	44,298	2,470
Depreciation and amortization	141,405	17,405
Stock-based compensation expense (b)	19,220	6,835
Foreign currency losses (gains), net (c)	(6,646)	(1,060)
Restructuring (d)	4,207	—
Transaction-related / integration-related costs (e)	12,085	12,501
Adjusted EBITDA	$ 340,610	$ 151,695

Adjusted net income attributable to the Group and adjusted diluted net income per Ordinary Share attributable to the Group
Net income attributable to the Group	$ 111,970	$ 97,122
Provision for income taxes	13,286	16,148
Amortisation	114,802	4,683
Stock-based compensation expense (b)	19,220	6,835
Foreign currency losses (gains), net (c)	(6,646)	(1,060)
Restructuring (d)	4,207	—
Transaction-related / integration-related costs (e)	12,085	12,501
Transaction-related financing costs (f)	5,781	354
Adjusted tax expense (g)	(46,744)	(20,872)
Adjusted net income attributable to the Group	$ 227,961	$ 115,711

Diluted weighted average number of Ordinary Shares outstanding	82,613,098	53,310,453

Adjusted diluted net income per Ordinary Share attributable to the Group	$ 2.76	$ 2.17

ICON plc

RECONCILIATION OF NON-GAAP MEASURES (COMBINED COMPANY)

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND MARCH 31, 2021

(UNAUDITED)

	Three Months Ended
	March 31, 2022	March 31, 2021
	(in thousands except share and per share data)

Combined Company adjusted revenue
Revenue, as reported	$ 1,901,764	$ 858,198
Pre-merger PRA Health Sciences Revenue	-	933,775
Combined Company revenue	$ 1,901,764	$ 1,791,973

Combined Company adjusted EBITDA
Net income attributable to the Group	$ 111,970	$ 97,122
Pre-merger PRA Health Sciences Net income attributable to the Group	-	56,940
Combined Company Net income attributable to the Group	$ 111,970	$ 154,062
Share of equity method investments	785	274
Provision for income taxes	13,286	35,844
Net interest expense (a)	44,298	7,682
Depreciation and amortization	141,405	49,973
Stock-based compensation expense (b)	19,220	25,607
Foreign currency losses (gains), net (c)	(6,646)	(13,448)
Restructuring (d)	4,207	—
Transaction-related / integration-related costs (e)	12,085	25,937
Combined Company adjusted EBITDA	$ 340,610	$ 285,931

(a) Net interest expense includes losses on modification or extinguishment of debt.

(b) Stock-based compensation expense represents the amount of recurring non-cash expense related to the Company’s equity compensation programs (inclusive of employer related taxes).

(c) Foreign currency losses (gains), net relates to gains or losses that arise in connection with the revaluation of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.

(d) Restructuring charges incurred relate to charges incurred in connection with the termination of leases at locations that are no longer being used and amounts incurred in connection with the elimination of redundant positions within the organisation.

(e) Transaction-related / integration-related costs include expenses/credits associated with our acquisitions, share-based compensation expense related to the acceleration of share-based compensation awards and replacement share-based awards, contingent consideration valuation adjustments, and any other costs incurred directly related to the integration of these acquisitions.

(f) Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from Adjusted EBITDA and Adjusted Net Income because they result from financing decisions rather than from decisions made related to our ongoing operations.

(g) Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

http://www.iconplc.com

Contacts

Investor Relations
+1888 381 7923

Brendan Brennan
Chief Financial Officer
+353 1 291 2000

Kate Haven
Vice President
Investor Relations
+1888 381 7923

All at ICON